PUBLIC



10030034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ThomasLloyd Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville (City) New York (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle (914) 773-7887 8
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 4/2/10

417

OATH OR AFFIRMATION

I, Angela Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ELEFTHERIA STOLATIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6132738
Qualified In Westchester County
My Commission Expires August 29, ~~2009~~ 2013

____
Notary Public

____
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ThomasLloyd Capital LLC

DECEMBER 31, 2009

TABLE OF CONTENTS


Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBER AND BOARD OF DIRECTORS
THOMASLLOYD CAPITAL LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ThomasLloyd Capital LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

March 26, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 40,645
COMMISSIONS RECEIVABLE	3,042
PREPAID EXPENSES	5,343
	$ 49,030

LIABILITIES AND MEMBER'S EQUITY (DEFICIENCY)

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 17,794
DUE TO RELATED PARTY	1,266,434
	1,284,228
MEMBER'S EQUITY (DEFICIENCY)	(1,235,198)
	$ 49,030

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

ThomasLloyd Capital LLC (the Company), a wholly-owned subsidiary of ThomasLloyd Global Asset Management (Americas), LLC (the Parent), is a broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and twelve states of the United States. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA), specializing in the selling of mutual funds and other securities, and investment banking for the middle market. The Company was organized as a limited liability company in the State of Delaware and has a perpetual life.

The Company has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

Included in cash and cash equivalents is approximately $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Concentration of Credit Risk

The Company is engaged in various investment banking, trading, and brokerage activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company is a Delaware limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's member's equity (deficiency). The Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2006.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through March 26, 2010, the date the financial statements were available to be issued.

3. RELATED PARTY

The Company has an expense sharing agreement with the Parent for which the Company reimburses its Parent for expenses paid on its behalf. At December 31, 2009, amounts due to the Parent related to this agreement total $1,266,434.

4. WARRANTS

During 2008, the Company received stock warrants of a privately-owned company, valued at zero, as part of an investment banking deal. The warrants expire at various dates through September 2013. At December 31, 2009, the Company believes that the warrants have no value and, accordingly, have reflected them at zero in the accompanying financial statements.

NOTES TO THE FINANCIAL STATEMENT

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had a net capital (deficiency) of $(1,253,323), which was $1,338,938 below its required net capital of $85,615.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital (deficiency) exceeded 15 to 1.

During November 2009, the Company was the subject of a FINRA regulatory examination. On November 20, 2009, FINRA determined that the Company's Parent did not have the resources to meet the obligations for the Company's expense sharing agreement. Accordingly, the Company was required to record additional expenses which resulted in violations of Rule 15c3-1. The violations included the Company's failure to maintain its minimum capital requirement and ratio of aggregate indebtedness of not more than 15 to 1. Effective November 20, 2009, the Company was required to cease conducting securities business (see Note 7).

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. SUBSEQUENT EVENT

Subsequent to year end, the Parent forgave the Company's due to Parent liability.

On March 19, 2009, FINRA notified the Company that they had determined that the Company's Parent now had the resources to meet the obligations of the Company's expense sharing agreement. Accordingly, the Company was back in compliance with Rule 15c3-1 and was allowed to start conducting its securities business effective on that date.

focused.
experienced.
responsive.

ThomasLloyd Capital LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009


Cohen
Fund Audit Services